

March 14, 2012

Via U.S. Mail
Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

> **Re: Heritage-Crystal Clean, Inc.**
> **Registration Statement on Form S-3**
> **March 8, 2012 Supplemental Response**
> **File No. 333-179496**

Dear Mr. Chalhoub:

We reviewed the supplemental response and have the comments below.

Incorporation of Information by Reference, page A-15

1. We note that you will incorporate your annual report on Form 10-K for the year ended December 31, 2011 into the registration statement. We also note that your Form 10-K incorporates its Part III information by reference to your proxy statement which you have not yet filed. Please note that you must either file your proxy statement or amend your Form 10-K to include Part III information before requesting effectiveness of your registration statement.

Exhibit 5.1

2. We note that you will file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession

of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Mark Harris, Esq.
        Heidi Steel, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street, Suite 4700
        Chicago, IL 60606